# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEWS Corp, CIK 0001564708
CUSIP: 65249B208
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 1211 AVENUE OF THE AMERICAS, New York, New York (NY), 10036
Date of event which requires filing of this statement: 09/06/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-13-284992
Filed by CIK 0001308159

## Reporting persons
- Cruden Financial Services LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Murdoch Family Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- K. Rupert Murdoch: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,009,446; shared voting power 0; sole dispositive power 1,009,446; shared dispositive power 0; aggregate amount beneficially owned 1,009,446 (0.5% of the class)

## Item 1. Issuer
Name of issuer: NEWS Corp
Address of issuer's principal executive offices: 1211 Avenue of the Americas New York, New York 10036

## Item 2. Person Filing
Name of person filing:
Cruden Financial Services LLC ("Cruden")
Murdoch Family Trust ("MFT")
K. Rupert Murdoch
Address of principal business office or, if none, residence:
Cruden Financial Services LLC
c/o Maupin, Cox & Legoy
4785 Caughlin Parkway
Reno, NV 89519

Murdoch Family Trust
c/o Maupin, Cox & Legoy
4785 Caughlin Parkway
Reno, NV 89519

K. Rupert Murdoch
c/o News Corporation
1211 Avenue of the Americas
New York, New York 10036
Citizenship:
Cruden was formed under the laws of Delaware.
MFT is governed by the laws of Nevada.
Mr. Murdoch is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

On September 6, 2025, the MFT transferred (i) approximately 50% of the shares of Class A common stock, par value $0.01 per share ("Class A Shares"), of the Issuer and approximately 50% of the shares of Class B common stock, par value $0.01 per share ("Class B Shares") held by the MFT to three trusts (collectively, the "Departing Member Trusts") established by Cruden, the sole trustee of the MFT, one for the benefit of each of Prudence MacLeod, Elisabeth Murdoch and James Murdoch and their respective descendants and charitable organizations and (ii) the remaining Class A Shares and Class B Shares held by the MFT to three trusts (collectively, the "LGC Family Trusts") established by Cruden, one for the benefit of each of Lachlan K. Murdoch, Grace Murdoch and Chloe Murdoch and their respective descendants and charitable organizations. On September 7, 2025, the LGC Family Trusts contributed such Class A Shares and Class B Shares to LGC Holdco, LLC ("LGC Holdco"), which is owned by the LGC Family Trusts. On September 10, 2025, Cruden (i) ceased to serve as the trustee of the Departing Member Trusts and (ii) was replaced by Cruden 2, LLC as the trustee and the sole manager of the LGC Family Trusts and LGC Holdco, respectively. As a result, the MFT and Cruden do not beneficially own any Class A Shares or Class B Shares as of the date of this filing.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Cruden Financial Services LLC: /s/ William P. Barr, President (09/12/2025)
- Murdoch Family Trust: /s/ William P. Barr, President of Cruden Financial Services LLC, Trustee of Murdoch Family Trust (09/12/2025)
- K. Rupert Murdoch: /s/ K. Rupert Murdoch, K. Rupert Murdoch (09/12/2025)